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MAR 01 2010

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10027695

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SEC FILE NUMBER
8-14213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF **12/31/09**
MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ROMANO BROTHERS AND COMPANY

OFFICIAL USE ONLY
FIRM ID.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Rotary Center, Suite 1300
(No. and Street)

Evanston	**Illinois**	**60201**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

William Reilly	**(847) 866-7700**
	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)		(Zip Code)

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Joseph Romano**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Romano Brothers and Company** as of **December 31, 2009** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

J. Romano
Signature

President
Title

Subscribed and sworn to before me this

22nd day of February, 2010

"OFFICIAL SEAL"
Philip C. Ryan
Notary Public, State of Illinois
My Commission Expires 08/20/2012

Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Romano Brothers and Company:

We have audited the accompanying statement of financial condition of Romano Brothers and Company (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Romano Brothers and Company as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 22, 2010

ROMANO BROTHERS AND COMPANY

Statement of Financial Condition

December 31, 2009

Assets

Cash and cash equivalents	$	189,460
Securities owned, at fair value		1,346,357
Receivable from broker-dealer		291,023
Deposit with broker-dealer		50,070
Other receivables		604,010
Furniture, equipment and leasehold improvements (less accumulated depreciation and amortization of $578,533)		20,868
Other assets		46,353
	$	2,548,141

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued expenses	$	515,931
Deferred Income taxes payable		585,000
		1,100,931
Stockholders' equity		
Common stock, no par value; 500,000 shares authorized; 44,000 shares issued and outstanding		218,687
Retained earnings		2,629,793
Treasury stock, 12,200 shares of common stock in treasury, at cost		(1,401,270)
		1,447,210
	$	2,548,141

See accompanying notes.

1. Nature of Business

Romano Brothers and Company (the "Company") was incorporated in the State of Illinois on October 2, 1968. The Company is a registered securities broker-dealer and a registered investment advisor. The Company's primary source of revenue is management fees derived from investment and cash management services provided to those customers that choose to have their accounts professionally managed. The Company also engages in the proprietary trading of fixed income products and exchange-traded equity securities.

2. Summary of Significant Accounting Policies

A summary of the significant accounting policies, which have been followed in preparing the accompanying financial statements, is set forth below.

Income Recognition
Securities transactions and related income and expenses are recorded on settlement date. Generally Accepted Accounting Principles normally require an entity to record securities transactions on a trade date basis, however, a majority of brokers and dealers record most securities transactions on the settlement date rather than on the trade date. The difference between trade date and settlement date accounting is not material to the Company's financial position at December 31, 2009. Management fee income is recorded on an accrual basis.

All financial instruments are recorded in the statement of financial condition at fair value in accordance with Statement of Financial Accounting Standards No. 157 ("FAS 157"). FAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value (see Note 8).

Furniture, Equipment and Leasehold Improvements
Furniture and equipment are recorded at cost and depreciated by straight-line and various accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized by the straight line method over the term of the associated lease.

Income Taxes
For income tax reporting purposes, the Company has elected to file as a small business corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision for federal income taxes has been made in the financial statements as the taxable income is included in the stockholders' individual income tax returns.

The Company is subject to tax imposed by Section 1374 of the Internal Revenue Code ("built-in gains tax"), which requires corporate-level tax on S corporations that dispose of assets that appreciated in value during the period that the corporation filed as a C corporation. S corporations subject to built-in gains tax are required to pay tax at the highest corporate rate on all built-in gains realized during the ten year period following the date of election to file as an S corporation.

2. Summary of Significant Accounting Policies, continued

Cash Equivalents
Cash equivalents consist of money market deposits with maturities of less than three months.

Reclassifications
For the statement of cash flows certain prior year balances have been reclassified to conform to the current year presentations.

Use of Estimates
The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. Profit Sharing Plan

The Company has a profit sharing plan covering substantially all eligible employees. The Company's contribution is discretionary.

4. Credit Concentration

At December 31, 2009, a significant credit concentration consisted of approximately $1.5 million, representing the market value of the Company's accounts carried by its clearing broker, Mesirow Financial Inc. Management does not consider any credit risk associated with this net receivable to be significant.

5. Off-Balance Sheet Risk

Customer transactions are introduced and cleared through the Company's broker on a fully disclosed basis. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Customers may be required to deposit additional collateral, or reduce positions, where necessary.

The Company engages in various transactions with broker-dealers and clearing organizations. In the event the counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparties to these transactions. It is the Company's policy to monitor the creditworthiness of each party with which it conducts business.

6. Commitments

The Company conducts its operations in leased office facilities and annual rentals are charged to current operations. The lease is subject to an escalation clause based on the operating expenses of the lessor.

The approximate minimum annual rental commitments under non-cancelable operating leases are as follows:

Year Ending December 31		Amount
2010	$	166,000
2011		167,000
2012		169,000
	$	502,000

In accordance with the stockholders' agreement, the Company may be required to purchase shares of stock under certain conditions, as defined in the agreement.

7. Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to $250,000 or 6 and 2/3 percent of "aggregate indebtedness", whichever is greater, as these terms are defined.

At December 31, 2009, the Company had net capital and net capital requirements of $540,842 and $250,000, respectively.

8. Fair Value Disclosure

The Company adopted Statement of Financial Accounting Standards No. 157 ("SFAS No. 157"), which requires, among other things, enhanced disclosures about investments that are measured and reported at fair value. SFAS No. 157 establishes a hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs — Quoted prices in active markets for identical assets or liabilities at the reporting date.

8. Fair Value Disclosure, continued

Level 2 Inputs: Other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs: Unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2009:

	Level 1	Level 2	Total
Assets			
Securities owned			
Corporate stocks	$ 872,435	$ -	$ 872,435
Certificates of deposit	124,319	-	124,319
Corporate debt	-	50,003	50,003
U.S. Government agency	39,031	-	39,031
State and municipal deposits	260,569	-	260,569
Total securities owned	$ 1,296,354	$ 50,003	$ 1,346,357

At December 31, 2009, the Company held no Level 3 investments.

SUPPLEMENTARY SCHEDULES

ROMANO BROTHERS AND COMPANY

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

December 31, 2009

Computation of net capital		
Total stockholders' equity		$ 1,447,210
Deductions and /or charges:		
Nonallowable assets:		
Deposit with broker-dealer	$ 50,070	
Other receivables	600,039	
Furniture, equipment and leasehold improvements, net	20,868	
Other assets	46,353	(717,330)
Net capital before haircuts on securities positions		$ 729,880
Haircuts on securities:		
Trading and investment securities:		
Debt securities	$ 19,247	
Other securities	130,865	
Undue concentration	38,926	(189,038)
Net capital		$ 540,842
Computation of basic capital requirement		
Minimum net capital required (greater of $250,000 or 6 ⅔% of aggregate indebtedness)		250,000
Net capital in excess of net capital requirement		$ 290,842
Computation of aggregate indebtedness		
Aggregate indebtedness		$ 515,931
Ratio of aggregate indebtedness to net capital		% 95.39

There are no material differences between the above computation and the Company's corresponding unaudited amended Form FOCUS Part II filing as of December 31, 2009.

See accompanying notes.

ROMANO BROTHERS AND COMPANY

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2009

The Company did not handle any customer cash or securities during the year ended December 31, 2009 and does not have any customer accounts.

ROMANO BROTHERS AND COMPANY

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2009

The Company did not handle any customer cash or securities during the year ended December 31, 2009 and does not have any customer accounts.

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholders of
Romano Brothers and Company:

In planning and performing our audit of the statement of financial condition of Romano Brothers and Company (the "Company") as of December 31, 2009, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliances with the exemptive provisions if Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-3

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

R&J

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statement will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 22, 2010

ROMANO BROTHERS AND COMPANY

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTARY SCHEDULES

PURSUANT TO SEC RULE 17a-5(d)

December 31, 2009

AVAILABLE FOR PUBLIC INSPECTION

ROMANO BROTHERS AND COMPANY

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(e)(4)

Period Ended December 31, 2009

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholders of
Romano Brothers and Company:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying summary of Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Romano Brothers and Company (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC (the "specified parties"), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the period April 1, 2009 to December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 22, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Summary of
Transitional Assessment Reconciliation

SIPC-7T
(29-REV 12/09)

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examing Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14213 FINRA DEC
ROMANO BROTHERS AND COMP
ONE ROATRY CENTER
SUITE 1300
EVANSTON, IL 60201

Note: If any of the information shown on the mailing label requires correction, please email any corrections to form@sipc.org and so indicate on the form filed.

Name of telephone number of person to contact respecting this form.
William Reilly 847-866-7700

2.	A. General Assessment [item 2e from page 2 (not less than $150 minimum)]	$ 9,271
	B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)	(2,981)
	_______________ Date Paid	
	C. Less prior overpayment applied	(-)
	D. Assessment balance due or (overpayment)	6,290
	E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
	F. Total assessment balance and interest due (or overpayment carried forward)	$ 6,290
	G. PAID WITH THIS FORM Check enclosed, payable to SIPC Total (must be same as F above) $ 6,290	
	H. Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SEE ACTUAL FORM SIPC-7T AS PREVIOUSLY FILED FOR ORIGINAL SIGNATURE. ACTUAL FORM SIPC-7T FILED ON FEBRUARY 18, 2010
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the _____day of ______, 20______.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calulations _________ Documentation ________ Forward Copy_______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.			
2a.	Total Revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 3,966,445
2b.	Additions:		
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		-
	(2) Net loss from principal transactions in securities in trading accounts.		-
	(3) Net loss from principal transactions in commodities trading accounts.		-
	(4) Interest and dividend expense deducted in determining item 2a.		-
	(5) Net loss from management of or participation in the underwriting or distribution of securities.		-
	(6) Expenses other than advertising, printing, registration fees, and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		-
	(7) Net loss from securities within investment accounts		-
	Total additions		3,966,445
2c.	Deductions:		
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		-
	(2) Revenues from commodity transactions.		-
	(3) Commissions, floor brokerage, and clearance paid to other SIPC members in connection with securities transactions.		143,538
	(4) Reimbursements for postage in connection with proxy solicitation.		-
	(5) Net gain from securities in investment accounts.		112,911
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) treasury bills, banker acceptances or commercial paper that matures in nine months or less from issuance date.		-
	(7) Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		-
	(8) Other revenue not related either directly or indirectly to the securities business. (See instruction C)		-
	(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line CODE 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 1,262	
	(ii) 40% of interest earned on customer securities accounts.	$ -	
	Enter the greater of line (i) or (ii)		1,262
	Total deductions		257,711
2d.	SIPC Net Operating Revenues		$ 3,708,734
2e.	General Assessment @ .0025		$ 9,271

(to page 1 but not less than $150 minimum)